UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

StartEngine Crowdfunding, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

85572Y 104

(CUSIP Number)

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85572Y 104	13G	Page 2 of 3 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Aubrey Chernick
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 9,299,843 (1) (2)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 9,299,843 (1) (2)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,299,843 (1) (2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.1%
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	151,534 shares of Common Stock, and 9,148,309 shares of Common Stock acquirable through the conversion of the Series A Preferred Stock, held of record by SE Agoura Investment LLC.
(2)	Each share of Series A Preferred Stock is convertible into one share of Common Stock under certain circumstances including a firm commitment underwritten public offering that meets certain criteria.

CUSIP No. 85572Y 104	13G	Page 3 of 3 Pages

Item 1.

(a)	Name of Issuer StartEngine Crowdfunding, Inc.

(b)	Address of Issuer’s Principal Executive Offices 4100 W Alameda Avenue, Suite 300, Burbank, California 91505

Item 2.

(a)	Name of Person Filing Aubrey Chernick

(b)	Address of the Principal Office or, if none, residence The address for the principal business office of Aubrey Chernick is: 2121 Avenue of the Stars, Suite 1300, Los Angeles, CA 90067.

(c)	Citizenship United States

(d)	Title of Class of Securities Common Stock

(e)	CUSIP Number 85572Y 104

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

This statement is not filed pursuant to §§240.13d-1(b)_ or 240.13d-2(b) or (c).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 9,299,843 (1) (2)

(b)	Percent of class: 21.1%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 9,299,843 (1) (2).

	(ii)	Shared power to vote or to direct the vote None.

	(iii)	Sole power to dispose or to direct the disposition of 9,299,843 (1) (2).

	(iv)	Shared power to dispose or to direct the disposition of None.

(1)	151,534 shares of Common Stock, and 9,148,309 shares of Common Stock acquirable through the conversion of the Series A Preferred Stock, held of record by SE Agoura Investment LLC.

(2)	Each share of Series A Preferred Stock is convertible into one share of Common Stock under certain circumstances including a firm commitment underwritten public offering that meets certain criteria.

Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

 Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

02/09/2024 Date

/s/ Aubrey Chernick Signature

Aubrey Chernick